UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

3 June 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Moody’s press release

The following is an extract from a press release issued by Moody’s Investors Service on 3 June 2010:

“Moody’s Investors Service has today downgraded the senior unsecured ratings of BP plc (BP) and its guaranteed subsidiaries by one notch to Aa2 from Aa1, and the long-term issuer ratings of BP Corporation North America Inc. and BP Finance plc to Aa3 from Aa2.  At the same time, Moody’s has also placed the above-mentioned long-term debt ratings on review for further possible downgrade.  Concurrently, Moody’s has affirmed the P-1 short-term debt ratings of BP’s subsidiaries, which are solely based on the irrevocable and unconditional guarantee of BP.

Today’s downgrade of BP’s long-term debt ratings reflects Moody’s expectation that the protracted oil spill in the Gulf of Mexico, caused by the explosion on the Transocean Deepwater Horizon drilling rig, will result in significant containment and clean-up costs as well as litigation costs.  Moody’s expects these costs to weigh significantly on BP’s free cash flow generating capacity and to constrain its ability to focus on other key areas of the company’s business in the near to intermediate term.

Moody’s also believes that the Macondo accident represents a further setback to BP’s ability to overcome past operational issues.  Additionally, the accident will hamper BP’s ability to reposition its financial metrics more solidly at the Aa1 rating level, including an uplift in its Retained Cash Flow to Net Debt metric markedly above the through-the-cycle minimum average of 40% – a level that Moody’s had previously given as guidance for the rating category.  Nevertheless, the affirmation of the P-1 short-term ratings also reflects BP’s ample scope and flexibility to adjust the allocation of its internally generated cash flow and absorb oil-spill-related costs while maintaining a solid investment-grade rating.

Moody’s decision to place BP’s long-term ratings under review for possible further downgrade is intended to enable a more complete assessment of the various scenarios the group may have to contend with in terms of the ultimate containment and clean-up costs, the allocation of liability for the Macondo accident, and mounting litigation exposure.  Moody’s review will consider which steps management is able and willing to take in order to protect BP’s financial profile and flexibility, particularly in view of the mounting political pressures it faces from the US authorities, as well as the significant overhang of litigation exposure and financial liability that is likely to persist in the years to come.

In addition, while recognising that BP is the largest operator and producer in the Gulf of Mexico, Moody’s will also seek to ascertain how the spill may affect (1) BP’s long-term business prospects in the US, particularly in the Gulf of Mexico; (2) future drilling and producing costs in the US and other deepwater provinces around the world; and (3) therefore also BP’s business profile and future financial performance.

Moody’s previous rating action on BP was implemented on 5 May 2010, when the rating agency revised the outlook on the company’s ratings to negative from stable.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 3 June 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary